Exhibit 16

August 2, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen/Madams:

We were previously the principal accountant for Ugomedia Interactive Corporation (the "Company") and reported on the financial statements for the Company for the years ended December 31, 2001 and 2000. Effective July 16, 2002, our appointment as principal accountant was terminated. I have read the Company's statements included under Item 4 of its Form 8-K dated July 16, 2002, and I agree with such statements, except that I am not in a position to agree or disagree with the Company's statement that the change was approved by the Board of Directors or that Malone & Bailey, PLLC was not engaged regarding any matter requiring disclosure under Regulation S-K Item 304(a)(2).

Sincerely,
Chavez & Koch, CPA's, Ltd.

/s/ Tim Koch
Tim Koch, CPA
Shareholder
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